FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC SIGNS AGREEMENT TO ESTABLISH JOINT VENTURE
FUND MANAGEMENT COMPANY IN CHINA

HSBC Asset Management, through its subsidiary HSBC Asset Management (Europe) Limited, has entered into an agreement to form a joint venture fund management company in China with Shanxi Trust and Investment Corporation Limited (Jintrust).

Under the agreement, HSBC Asset Management will take up 33 per cent of the equity in the new company for a consideration of RMB66 million (approximately US$8 million). The consideration involved in the transaction, representing a capital injection by HSBC into the new company, will be met by HSBC Group internal cash resources. Jintrust will take the remaining 67 per cent in the joint venture company. HSBC, however, will increase its stake in the joint venture to 49 per cent when regulations permit this level of foreign shareholding. The transaction is subject to regulatory and other approvals.

The new company will be capitalised at RMB200 million (approximately US$24.4 million), the highest paid-up capital of any fund management company in China so far.

A national operating licence will be sought for the joint venture company, which will be headquartered in Shanghai. The operating licence is expected to allow the company to have the same rights as those of a domestic fund management company. It is envisaged the joint venture company will manage retail mutual funds investing in equities and bonds in China's domestic securities markets.

Blair Pickerell, Chief Executive Officer, Asia Pacific at HSBC Asset Management, said: "HSBC Asset Management is already a leader in the investment management field in many Asian markets including Hong Kong, Taiwan and India. HSBC also manages one of the world's largest China funds, the HSBC Chinese Equity Fund, with US$1.3 billion under management. To develop our presence in China, we are now tying up with Jintrust, Shanxi Province's largest non-bank financial institution which is looking to expand into China's growing fund management industry. Our expertise in fund management, combined with the local knowledge of our new partner, make us confident that our new joint venture will be able to offer excellent investment products and services to investors on the Mainland."

Wu Jin An, Chairman of Shanxi Trust and Investment Corporation Limited, added: "The fund management industry in China has been growing at over 50 per cent each year over the past three years, and we expect continued double digit growth over the coming decade. The key to success in this dynamic environment is to build a strong fund management company which operates to international standards and is highly professional in managing money, distributing funds and running stringent operational and risk control systems. HSBC Asset Management has unrivalled expertise in all these areas and we believe that our joint venture will be able to play a significant role in the development of the investment management industry in China in the coming years."

Notes to editors
1. Shanxi Trust and Investment Corporation Limited (Jintrust)
Jintrust was established in 1985 by the Finance Bureau of the Shanxi Provincial Government. It is the largest non-bank financial institution in Shanxi Province, with assets of RMB8.36 billion at 31 December 2003. Jintrust manages trust funds, has underwritten government and corporate bonds and manages state-owned assets for its parent, the Shanxi Provincial Government, and for a number of government agencies in Shanxi.

2. HSBC Asset Management
HSBC Asset Management is the global fund management arm of the HSBC Group. With a network of investment and client relationship teams worldwide, the company has strong global investment capabilities that are delivered to clients locally. It offers a comprehensive range of investment management solutions to institutions, corporations and financial intermediaries and provides bespoke portfolio management services to high net worth individuals. HSBC Asset Management has funds under management of US$31 billion in Asia and US$200 billion globally at 31 August 2004.

In Asia, the investment teams of HSBC Asset Management are based in Hong Kong, Taiwan, India, Singapore, Tokyo and Australia. The company is Hong Kong's largest retirement fund manager and manages the HSBC Chinese Equity Fund, one of the world's largest offshore Chinese equity funds with US$1.3 billion under management. It was also the first company in Hong Kong to launch a China retail fund which has access to China's A-share market, the HSBC China Momentum Fund. In Taiwan, the company is one of the four oldest fund management companies and manages the world's largest offshore Taiwan equity fund, The Taiwan Fund, Inc, which is listed on the New York Stock Exchange.

3. HSBC in mainland China
Established in Hong Kong and Shanghai in 1865, HSBC has had a continuous presence in China for 140 years. Reflecting its long-term commitment to the country, HSBC moved its China head office from Hong Kong to Shanghai in May 2000. HSBC has the largest branch network among foreign banks in mainland China, comprising nine branches in Beijing, Dalian, Guangzhou, Qingdao, Shanghai, Shenzhen, Tianjin, Wuhan and Xiamen, three sub-branches in Guangzhou and Shanghai, and representative offices in Chengdu and Chongqing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: September 22, 2004